Filed Pursuant To Rule 433

Registration No. 333-180974

November 5, 2012

Transcript of Interview posted to Hardassetsinvestor.com

State Street’s Mazza: Gold ETF ‘GLD’ Easier To Trade Than Bullion And Coins

Written by Drew Voros |

November 05, 2012

Investment strategist and firm principal behind GLD talks about how the ETF has made gold a growing and necessary staple in portfolios.

David Mazza is a principal of State Street Global Advisors—issuer of SPDR Gold Shares (NYSE Arca: GLD), which has more than $73billion in AUM—and is also the head of exchange-traded fund investment strategy for the Americas within the SPDR ETF Strategy and Consulting Group. Mazza develops market outlooks and investment themes and also authors white papers on various market and ETF-related topics. HAI Managing Editor Drew Voros recently spoke with Mazza about GLD’s success, the gold market in general and why GLD is better for a portfolio than gold bullion and coins.

Hard Assets Investor: How would you characterize fund flows this year for GLD?

David Mazza: We’re particularly happy with how robust the flows have been into GLD this year. We’re close to $5.6 billion in net new cash flows as of Oct. 24. That’s very successful from an inflows perspective; very successful in aggregate of other ETFs and then also relative to our product line.

HAI: Why are investors in GLD and other physically backed gold ETFs so “sticky” to those investments?

Mazza: GLD and the success that it’s had over the past few years has brought renewed interest into gold being a portion of an investor’s portfolio because of the evidence that shows it can add diversification, almost whether or not the price of gold is going up and down. That’s because the drivers in the fundamentals of gold tend to be different than the drivers in fundamentals of traditional components of diversified portfolios such as equities or fixed income.

More investors understand the role that gold should play in their portfolio. That’s helped, as you alluded earlier, to make gold a sticky asset from that perspective.

HAI: Do you have any kind of breakdown on what percentage of investors are institutional or retail in GLD?

Mazza: Using 13-F filings, we were able to determine that, through the end of June, a little under 50 percent of GLD was owned by what are considered institutional investors.

HAI: The rest are retail?

Mazza: The rest would be either retail investors or those investors who are considered more intermediary, who do not meet the AUM requirements, which would require them to file a 13-F form.

HAI: Is gold a better hedge against inflation than, say, inflation-protection bonds like TIPS?

Mazza: There are multiple assets that offer the potential to hedge against inflation through different environments. I would include inflation-linked bonds, and TIPS serve that purpose. I would include in that commodities, and particularly precious metals. I would also include commodity-related equities, and I would include REITs in that bucket. So those are your four real-return assets that have the ability to fight against increases in CPI [the Consumer Price Index].

This is an interesting case that we’re in right now. Inflation itself, according to the way it’s calculated, is somewhat benign. But inflation expectations have begun to increase. The idea that inflation will be higher has increased as well.

With an asset like gold, its price may begin to actually pick up those expectations more than some of the other assets, which really require actual inflation to be in place. I would recommend that investors begin to think about inflation-hedging from a broad-portfolio perspective, and really build out the assets that they can use at their disposal to do so. Luckily, ETFs are available to be able to do that in many cases.

HAI: Why should a retail investor invest in GLD rather than buying bullion or coins?

Mazza: GLD offers the ability to have full transparency, liquidity and tradability on an exchange, which can be quite fruitful. Investors can achieve that with bullion and coins, but when we think about being able to integrate your entire investment portfolio, having GLD be a securitized product that trades on an exchange can be quite beneficial to a retail investor.

HAI: Where is GLD’s gold stored?

Mazza: In vaults in London.

HAI: And, if somebody says, “Well, how do I know the gold is there?,” what’s State Street’s response to that paranoia?

Mazza: That is a question that is often asked. With GLD, you are able to see a gold bar lift, which is an audited bar lift that has the number of bars inspection certificates right through www.spdrgoldshares.com. The custodian, HSBC Bank, keeps the bars in their London vault. They’re dedicated GLD bars. You are able to actually go in and look at the current list of bars, and then even historical archives of the inspection certificates of bars that we’ve had in the trust.

HAI: Gold prices seem stagnant at best. Has the sugar high from QE3 worn off?

Mazza: There has been some prepositioning that occurred in the third quarter. We really saw a pop in the price heading into the actual QE3 event. And one of the other things I would note is that, throughout the third quarter, there were additional events that took place in the market that potentially brought about the ability for front-running. These were particularly coming out of Europe.

Also there were some particular drivers on the central banking side that did help to begin to move the price a little bit higher than before, before the actual announcement. There was somewhat of a component here of buying the rumor and then kind of now we’re seeing somewhat of a stagnation on the actual news itself, as investors begin to digest the next potential actions, out of central banks, such as the Federal Reserve and the ECB.

HAI: One of the surprises with QE3 was the open-ended nature of it. Can you really price that in?

Mazza: The Federal Reserve did commit to provide open-ended quantitative easing. But we again need to wait until the December meeting. We may need to go meeting-to-meeting going forward to see the amount of purchases that the bank is willing to do. We know that they’re extending; the next decision is to decide if they’re going to extend the Treasury program in addition to the mortgage-backed security programs.

One of the things that many investors have been looking at is tracking the assets of the Federal Reserve, and then looking at how gold and other precious metals have responded to that. While the Fed’s total assets are growing, the rate of change is somewhat slower than maybe people would have expected under all these events that are somewhat open-ended in nature.

This is going to require investors to continue to be focused on that component, but also beginning to look to see what are the other potential drivers of gold that could provide support for prices, whether or not we think about just the traditional supply/demand mechanisms that occur from the jewelry market, the technology market and industrial uses as well.

HAI: What would you say would be the chief concern of a gold investor right now?

Mazza: The largest concern is that investors should consider exactly what the scenarios could be from a fiscal and monetary policy side. We could move into an environment that could produce somewhat of a stronger dollar that could potentially impact the price of gold.

The Federal Reserve is not the only central bank that’s beginning to take extraordinary and monetary policy actions. So while we might be in an environment where we are looking to begin to increase interest rates potentially, or move beyond the current cycle that we’ve been in, the European Central Bank—based off of the situation that could begin to deteriorate in Europe—might really begin to need to ramp up some of their actions. We’ve seen [ECB President] Draghi making some comments that he’s willing to do so. That’s been supportive for risky assets for the equity market, for example. But that could begin to really feed through to the potential, again, for more inflation.

HAI: What are the most common mistakes people make when investing in gold?

Mazza: One of the biggest mistakes investors make is the lack of understanding of gold’s very unique demand drivers. Over the last four quarters, about 40 percent of demand has come from the jewelry market itself. So the industrial usage, relative to other metals, tends to be somewhat smaller.

Gold has also seen renewed interest from central banks, which are being supportive of diversifying their currency reserves away from the dollar. Potentially, we could get an environment where they would like to move away from the euro somewhat as well, and go into gold.

Investors need to fully appreciate all the unique drivers of the gold market and then understand how they can use something like GLD to help them both implement positions on a strategic basis in their portfolio, and then tactically to take opportunities in the market when there might be pullbacks in places to begin to reposition for potential increases going forward.

HAI: Speaking as a gold investor, if you only had one metric to monitor, what would that be?

Mazza: Probably over the last 20 years, something that’s been really amplified has been the dollar and how the dollar index has performed. There’s obviously a pretty strong inverse relationship between the dollar index and the price of gold. It’s notoriously difficult to predict currency markets, whether you’re using technical indicators or more fundamental metrics, such as interest rate differentials. But what I would really begin to look at is not just on the price action itself, but also what we’re hearing from politicians, what you’re seeing from the Federal Reserve, and going through and taking the time to drill a little deeper and understand what some of the intentions might be.

In today’s marketplace, it’s particularly important to have a broad macroeconomic understanding. And in turn, that’s even led to having a greater political understanding in portfolio construction for whether you’re an institutional investor or a retail investor.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.